REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)


The Annual Meeting of Shareholders of the Fund was held on May 9, 2013. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

To elect three directors to serve until the Annual Meeting in the year 2016 or until their successors are duly elected and qualified:

                        Shares Voted       Shares
                            For           Withheld


Robert J. Genetski      33,298,078      789,331
Philip R. McLoughlin    31,317,580      769,829
Nathan I. Partain       33,379,410      707,999

Directors whose term of office continued beyond this meeting are as follows: Stewart E. Conner, Nancy Lampton, Geraldine
M. McNamara, Eileen A. Moran, Christian H. Poindexter, Carl
F. Pollard, and David J. Vitale.